UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Angel Cano, BBVA's President & Chief Operating Officer Madrid, October 25th 2013 Third quarter results 2013
Disclaimer This document is only provided for information purposes and does not constitute, nor must it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. Nobody who becomes aware of the information contained in this report must regard it as definitive, because it is subject to changes and modifications. This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to miscellaneous aspects, including projections about the future earnings of the business. The statements contained herein are based on our current projections, although the said earnings may be substantially modified in the future by certain risks, uncertainty and other factors relevant that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could condition and result in actual events differing from the information and intentions stated, projected or forecast in this document and other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not exactly as described herein, or if such events lead to changes in the stated strategies and estimates. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on form 20-F and information on form 6-K that are disclosed to the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing Restrictions.
Relevant aspects Conservative reclassification of refinanced loans, affecting all portfolios Most demanding standards of European banks 38% of NPAs in Spain are current 5.1% of CNCB sold at market prices +71bp of core capital from entire operation (€2.4bn BIS III fully loaded) Refinanced loans Operation to strengthen capital
Risk Highlights Adequate financing structure Solvency Liquidity Earnings Risk Dynamism and potential of the franchise Optimum management of capital Refinanced loans under conservative exercise Strong fundamentals
Risk Solvency Liquidity Earnings Highlights Risk Strong fundamentals NPA ratio 4.6% Liquidity gap reduction €22bn (€ balance sheet, 9M13) Gross income €16,303M (9M13) Core capital - BIS 2.5 11.4% Coverage ratio 58% Note: risk figures exclude real estate activities. Real estate activity in Spain: NPAs 55.3% and coverage 62%.
Shareholder remuneration policy Proposal Scrip option dividend of €0.17 per share in April 2014. No dividend payment in January 2014. New dividend policy: 35%-40% payout in cash. Scrip option dividend in addition to cash payment during a transition period. Moving towards a normal dividend policy Results 3Q13 / October 25th 2013
Net interest income €m Earnings: recurring revenue despite complex environment ... Affected by exchange rates Net interest income + fees €m -3.2% -2.0% -1.7% Gross income €m +1.4% constant € +2.3% constant € +1.9% constant €
... thanks to a model based on diversification Note: excludes Holding. Year-on-year variation in constant € Spain Rest of Europe Mexico South America Turkey Asia USA Developed 42% YoY chg. Weight -5.3% Emerging 58% YoY chg. Weight +11.1% Breakdown of gross income 9M13 % Driven by emerging markets
Cost management adapted to each region Costs contained Perimeter effect YoY change 9M13 vs 9M12 (%) High inflation economies Investment for the future Developed Emerging YoY change 9M13 vs 9M12 (%) Note: excludes Holding +5.3% Current € (+8.7%) Constant € Costs 9M13 vs 9M12
Maintaining efficiency leadership Operating income €m -4.3% Constant € -8.1% Comparison affected by ... Adjustment in Asia 1Q13 Telefonica's dividend Hyper-inflation Exchange rates Perimeter effect Another quarter of resilience and sustained earnings
Risk: affected by reclassification of refinanced loans 38% of all NPAs are current Level of provisioning maintained during the year NPA ratio (%) Coverage ratio (%) Accum. cost of risk 1.4% 1.6% 1.1% 1.2% 1.4% NPAs Indicators Excl. refinancing Balance of NPAs €bn Refinancing Note: risk figures exclude real estate business. Real estate business in Spain: NPA 55.3%, coverage 62%, NPAs €9.4bn (€7.9bn ex-refis) and cost of risk 3.8%.
Core capital ratio (BIS 2.5) % Capital: strong and sound Comfortable capital position * Other: mainly the treasury stock, capital losses on AFS securities and RWAs. Ratio leverage: And ... 8.4% Ratio core: 4.8% BIS III fully loaded (Sept.13)
In summary: solid results in a complex environment €m Affected by one-offs
Once again ... Strong revenue Solid results Strong structure Net attributable profit €3.1bn Capital 4.6% 58% Liquidity Risk NPA ratio Coverage ratio €16bn Diversified revenue 58% Emerging liquidity gap €22bn (9M13) (9M13) Note: risk figures exclude real estate business. Real estate business in Spain: NPA ratio 55.3% and coverage 62%. 11.4% BIS 2,5 4.8% Ratio leverage 8.4% BIS III fully loaded
Business Areas
Developed Emerging
-7.5% Banking activity in Spain: trend maintained with improvement in funding costs Lending -7.2% +13.8% Customer funds Business activity in Spain YoY chg in average balances 70bp increase in market share of loans Note: market share includes ODS loans (retail activity). YoY change. 105bp increase in market share of deposits Net interest income €m Operating income €m -19.5% -18.4% Gross income €m
Banking activity in Spain: risk indicators affected by refinanced loans NPA and coverage ratios (%) NPAs - net balance €bn Refinancing 41% of NPAs are current NPA ratio Coverage ratio 45% Excl. refinancing 5.0% Excl. refinancing
€m Impact of refinancing Market share increases due to customer acquisition 3Q13 highlights Banking activity in Spain: income statement
-17.9% Real estate business in Spain: exposure 18.0 15.6 14.8 Note: transparency on like-for-like basis. The figures include Unnim but exclude the investment in Metrovacesa. * Other foreclosed assets includes foreclosed assets that do not stem from financing family home buying Net exposure to real estate business €bn Sales units 9,747 units sold in 9M13
NPA and coverage ratios (%) 34% of NPAs are current NPA and coverage ratios (%) 47.0% NPA ratio Coverage ratio Refinancing Real estate business in Spain: risk indicators 73% Excl. refinancing Excl. refinancing NPAs - net balance €bn
Real estate business in Spain: income statement Improved outlook for sector 3Q13 highlights €m Good sales figures despite seasonal influence Reduced exposure
USA: business growth in a low-interest rate environment Lending +10.0% +6.4% Customer funds Net interest income Constant €m Operating income Constant €m Gross income Constant €m -3.1% -7.9% -10.1% Compass business activity YoY change, average balances , constant euros
NPA ratio Coverage ratio NPA and coverage ratios % USA: excellent risk indicators Loan-loss provisions and cost of risk Quarter on quarter (Constant €m, %)
USA: income statement Constant €m Good business activity 3Q13 highlights Costs and risk under control Sensitive to interest rates
Developed Emerging
Note: in accordance with IFRS Garanti is accounted by the equity method for the purpose of uniform presentation based on the size of BBVA's investment EurAsia: income statement Constant €m Country's potential Turkey Revenue strength Buoyant business
5.1% of CNCB sold at market price to CITIC GROUP +71bp of core capital from this operation overall (€2.4bn BIS III fully loaded) €2.3bn loss due to change in accounting criteria China continues to be an attractive market for BBVA Operation Impact Strategy EurAsia: capital management operation in China
Mexico: top franchise with solid results Lending +9.9% +8.0% Customer funds Business activity YoY change, in average balances , in constant euros Net interest income Constant €m Operating income Constant €m +6.9% +6.4% +6.1% Gross income Constant €m
Mexico: risk indicators remain stable NPA ratio Coverage ratio NPA and coverage ratios % Loan-loss provisions and cost of risk Quarter on quarter (Constant €m, %)
Mexico: income statement Constant €m Country's potential Buoyant business and strong revenue Distribution model improvement 3Q13 highlights
South America: buoyant business and strong revenue Lending +16.7% +26.0% Customer funds Net interest income Constant €m Operating income Constant €m +29.2% +19.4% Gross income Constant €m +20.4% Business activity YoY change, in average balances , in constant euros
NPA ratio Coverage ratio NPA and coverage ratios % South America: good risk indicators Loan-loss provisions and cost of risk Quarter on quarter (Constant €m, %)
South America: income statement Buoyant business maintained Revenue strength 3Q13 highlights Note: pension business is included under Holding. Strong commitment to region Constant €m
In summary: BBVA maintains solid fundamentals during the year Strong revenue Solid results Strong structure Net attributable profit €3.1bn Capital Liquidity Risk €16bn Diversified revenue 58% Emerging (9M13) (9M13) 4.6% 58% NPA ratio Coverage ratio liquidity gap €22bn Note: risk figures exclude real estate business. Real estate business in Spain: NPA ratio 55.3% and coverage 62%. 11.4% BIS 2,5 4.8% Ratio leverage 8.4% BIS III fully loaded
Angel Cano, BBVA's President & Chief Operating Officer Madrid, October 25th 2013 Third quarter results 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 25, 2013	By:	/s/ Ricardo Gómez Barredo
Name: Ricardo Gómez Barredo
Title: Head of Global Accounting & Information Management Department